FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of January 2005

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on January 11, 2005, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing its annual management policy.

2.	News release issued on January 21, 2005, by the registrant, announcing the repurchase of a portion of its own shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: February 3, 2005

FOR IMMEDIATE RELEASE
January 11, 2005

Media Contacts:	Investor Relations Contacts:

Yoshihiro Kitadeya	Ryuichi Tsuruta
Karl Takahashi	Investor Relations
(Tel: 06-6949-2293,	(Tel: 06-6908-1121)
Fax: 06-6949-2255)
Akihiro Takei
Panasonic News Bureau	Panasonic Finance (America), Inc.
(Tel: 03-3542-6205,	(Tel: +1-212-698-1365)
Fax: 03-3542-9018)
Norio Iino
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400))

Matsushita Electric Announces Annual Management Policy

- Aiming to Move Faster and Get Stronger to Achieve its Mid-term Goals -

Osaka, Japan – Matsushita Electric Industrial Co., Ltd. ([NYSE] symbol: MC), best known for its Panasonic brand products, today announced its management policy for fiscal 2006, ending March 31, 2006, the second year in the three-year “Leap Ahead 21” business plan. President Kunio Nakamura said it is a crucial period that will affect the outcome of the overall business plan. Under the new slogan, “Moving Faster, Getting Stronger,” he will steer the company through this period to realize the plan and further accomplish the long-term goals of the Matsushita Group, that is, contributing to realizing a ubiquitous networking society and the coexistence with the environment. The new business guidelines are summarized as follows:

REVIEWING THE FIRST YEAR OF THE “LEAP AHEAD 21” PLAN

1. Goals of the “Leap Ahead 21” plan

Matsushita Group aims to become an excellent global electronics company by 2010. The “Leap Ahead 21” plan represents the midpoint in achieving this goal, and sets forth milestones to be marked by fiscal 2007 towards the goal. The plan calls for achieving operating profit of at least 5 percent and raising the Capital Cost Management (CCM)* to zero or above on a consolidated basis.

*CCM is a management benchmark created by Matsushita that emphasizes capital efficiency.

2. Achievements of the first year

The company carried out structural reforms well ahead of schedule by selecting and focusing on priority areas and restructuring production and R&D bases. Those reforms were initiated proactively and autonomously by each business domain company.

Matsushita continuously introduced competitive and innovative products to the market in fiscal 2005. Digital audio and visual products, mainly plasma display panel (PDP) TVs and DVD recorders, secured significant market shares by capturing consumer demand boosted by the Athens Olympic Games. In home appliances, such unique products as washer-dryers with tilted drum and longer-lasting Oxyride dry batteries won the hearts of consumers.

Fiscal 2005 saw the implementation of comprehensive business collaboration with Matsushita Electric Works, Ltd. (MEW), which became a consolidated subsidiary of Matsushita in April 2004. With the brands, product designs and showrooms integrated, the Group announced the first series of “Collaboration V-products.” The Group will continue to bring about greater synergy effects of the collaboration by eliminating duplication within its businesses and consolidating distribution channels. As a result, the company aims to achieve sales of over 100 billion yen from the collaboration from fiscal 2006 onward.

3. Fiscal 2006, a crucial year

In light of changing business environments, characterized by rising prices of crude oil and other materials, as well as a stronger yen against the dollar, the company sees fiscal 2006 as a crucial year to the success of the “Leap Ahead 21” plan.

ACCELERATING GROWTH STRATEGIES BASED ON TECHNOLOGY AND INTELLECTUAL PROPERTIES

1. Building corporate strength based on technology and intellectual properties

Technological prowess plays a significant role for Matsushita to achieve its long-term goal of the ubiquitous networking society and coexistence with a global environment. With its cutting edge technologies, the company continues to deliver “security and brand loyalty,” “ease-of-use and convenience” and “inspiring” products to customers around the globe, proposing and providing “ideas for life” as demonstrated in its Panasonic brand promise. Matsushita believes that compelling products demonstrating distinctive differences from the competition will win consumer loyalty in the 21st century. In order to consistently deliver such products to the market, Matsushita strives to become a technology and intellectual property-oriented company armed with many proprietary “black-box” technologies that cannot be easily imitated by competitors.

2. Creating “V-Products”

Matsushita defines “V-products” as those that can attain top shares in high-volume markets and contribute to overall earnings with “black-box” technologies. For fiscal 2006 “V-products” definition will include “black-box” technologies, eco-friendly innovations and universal design. Matsushita expects its 67 “V-products” will contribute 1.5 trillion yen in sales of fiscal 2006.

3. Establishing R&D that leads to tangible results

Matsushita aims to select key development themes and concentrate R&D resources on priority areas to create businesses based on “black-box” technologies. In an era where product life cycles are becoming shorter, minimizing R&D head count and lead time is also essential to improve R&D efficiency. By promoting the “Technology Creation and Revolution Project,” Matsushita is considering the best ways to improve transparency in financial and human resources both company-wide and at the business domain levels. The company will promote R&D efficiency so that R&D investment and operating profit will be balanced in mid to long term.

4. Accelerating strategic investments

Matsushita continues to focus on core strategic businesses. For example, in semiconductors, Matsushita is investing 130 billion yen in a new factory in Uozu, Japan. The company will also invest 95 billion yen in a new PDP factory in Amagasaki, Japan. It is also investing 15 billion yen in IPS Alpha Technology, Ltd., the LCD panel joint venture formed with Hitachi Displays, Ltd. and Toshiba Corporation.

5. Strengthening services and solutions

Matsushita aims to enhance overall operations by maintaining and strengthening businesses in a value chain, ranging from components and devices, finished product assembly and services and solutions. Matsushita’s service and solution businesses capitalize on the company’s strengths in hardware such as remote maintenance for broadcasting stations, handy terminal systems for logistics operators, ventilation fan center support service for building contractors and other environmental solutions businesses. Such services provide for the replacement of fluorescent tubes containing mercury and the correct disposal and recycling of materials from the used tubes.

6. Reinforcing overseas businesses

The growth of overseas businesses is essential to realization of the “Leap Ahead 21” plan. Regarding the global market as the entire company’s growth engine, Matsushita continues to strive to fulfill its target of 60 percent or more of overall profits coming from overseas operations. In China, the company will exert its utmost endeavors to realize a 1 trillion yen sales in fiscal 2007 by expanding high value-added products, strengthening local sales networks to promote actual demand, and improving management infrastructure.

INITIATIVES AT THE FRONT LINE FOR HIGHER PRODUCTIVITY

1. Accelerating IT innovation

IT infrastructure will be standardized to achieve speedy management and enhance adaptability to change. At the same time, a corporate IT architecture (CITA) will be constructed to pursue further cost reductions.

2. Furthering production innovations

Matsushita has introduced the next step in cell-style production called “Next Cell Production Project,” which will improve cost competitiveness by achieving two objectives of reducing domestic factory inventory by half and establishing “model factories” that have less than one turn over day’s inventory.

3. Cost Busters Project

A cost reduction project called “Cost Busters Project” that eliminates redundant costs was launched in July 2003, and has since been carried out on a company-wide basis, trimming more than the initial target of 100 billion yen in two years. Matsushita has since commenced a “Second Cost Busters Project” to achieve an additional 120 billion yen reduction in the two years of fiscal 2006 and 2007, that is, an annual cut of 60 billion yen.

THE PANASONIC WAY TOWARDS “GLOBAL EXCELLENCE”

1. Renewing corporate culture

Matsushita has promoted efforts to change the organization and systems to evolve a management structure that is less top-heavy by overhauling its organization and managerial positions. In order to establish a more efficient and flexible organization, each employee is asked to consciously change, aiming to advance his or her skills to a higher level. The company will also encourage entrepreneurial initiative to create a new company culture that is diverse and innovative.

2. Practicing risk management

A “Global and Group Risk Management Committee” will be newly established to implement unified consistent risk management across the company as one global Matsushita Group.

3. Placing management priority on return for shareholders

In fiscal 2005, as a policy for providing a return to shareholders, the company has decided to increase the total annual dividend to 15.00 yen per common share. At the same time, Matsushita is currently repurchasing shares up to a maximum of 100 billion yen. Matsushita will promote management that places priority on shareholders and optimize corporate value in fiscal 2006.

4. Reducing consolidated total assets

By April 2005, Matsushita plans to reduce total assets by 1.4 trillion yen compared to the end of March 2001, excluding the effects of MEW and PanaHome Corporation (PanaHome)*. The business goals for fiscal 2006 call for increasing CCM to zero or above in all business domain companies and continuing inventory reductions.

*In fiscal 2005, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the company.

5. Corporate social responsibility

Matsushita believes it is important that the company always be evaluated as it is, through the truthful attitudes of management and employees. The “Super-honest” management will lead to creating excellent products and enhancing corporate value as well as winning customer trust.

2005 MANAGEMENT SLOGAN – “MOVING FASTER, GETTING STRONGER”

Fiscal 2006 represents a crucial year in the achievement of the “Leap Ahead 21” plan. The company is well on its way to achieving global excellence. The slogan, “Moving Faster, Getting Stronger,” reflects the company’s belief in sustainable growth.

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated sales of US$71.92 billion for the fiscal year ended March 31, 2004. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and its Panasonic brand, visit the Matsushita website at http://www.panasonic.co.jp/global/top.html.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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January 21, 2005

FOR IMMEDIATE RELEASE

Media Contact:	Investor Relations Contacts:

Mike Kitadeya / Karl Takahashi (Japan)	Ryuichi Tsuruta
International PR	Investor Relations
(Tel: +81-6-6949-2293)	(Tel: +81-6-6908-1121)

Akihiro Takei
Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Norio Iino
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, January 21, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its “Panasonic” brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between December 24, 2004 and January 21, 2005

3.	Aggregate number of shares repurchased: 6,279,000 shares

4.	Aggregate repurchase amount: 9,998,936,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on August 27, 2004:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 80 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the August 27, 2004 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 48,921,000 shares

•	Aggregate repurchase amount: 74,994,857,000 yen

(Reference 2)

The number of shares issued and treasury stock as of September 30, 2004:

•	Total number of shares issued (excluding treasury stock): 2,304,526,376 shares

•	Treasury stock: 148,527,121 shares

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